Title of Each Class of Securities To Be Registered	Amount To Be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Notes offered hereby	$[•]	100.00%	$[•]	$[•](1)

(1)	The filing fee is calculated in accordance with Rule 457(r) under the Securities Act. There are unused registration fees of $[•] that have been paid in respect of securities offered from Eksportfinans ASA’s Registration Statement No. 333-140456, of which this pricing supplement is a part. After giving effect to the $[•] registration fee for this offering, $[•] remains available for future offerings. No additional registration fee has been paid with respect to this offering.

The information in this pricing supplement is not complete and may be changed. A registration statement relating to these notes has been filed with the Securities and Exchange Commission.

SUBJECT TO COMPLETION DATED OCTOBER 23, 2009.

PRELIMINARY PRICING SUPPLEMENT NO. 453 dated , 2009 to Prospectus Supplement and Prospectus dated February 5, 2007 relating to the Eksportfinans ASA U.S. Medium-Term Note Program	Filed pursuant to Rule 424(b)(3) Registration Statement No. 333-140456

Eksportfinans ASA
Currency Relative Value-Linked Notes Due
(Linked to the Value of the Japanese Yen and Swiss Franc
as against the Australian Dollar, Swedish Krona and United States Dollar)

     This document is a pricing supplement. This pricing supplement provides specific pricing information in connection with this issuance of notes. Prospective investors should read this pricing supplement together with the prospectus supplement and prospectus dated February 5, 2007 for a description of the specific terms and conditions of the particular issuance of notes. This pricing supplement amends and supersedes the accompanying prospectus supplement and prospectus to the extent that the information provided in this pricing supplement is different from the terms set forth in the prospectus supplement or the prospectus.

     The notes will not pay interest. The amount that the notes will pay on the stated maturity date (which will be set on the trade date and is expected to be between 14 and 16 months after the original issue date) will be based on the comparative value of one basket of currency exchange rates (which we refer to as the AUD, SEK and USD Basket) versus a second basket of currency exchange rates (which we refer to as the JPY and CHF Basket) as measured during the period beginning on and including the trade date to and including the valuation date (which will be set on the trade date). The AUD, SEK and USD Basket exchange rates are Australian Dollar/U.S. Dollar, Swedish Krona/U.S. Dollar and U.S. Dollar/U.S. Dollar. The JPY and CHF basket exchange rates are Japanese Yen/U.S. Dollar and Swiss Franc/U.S. Dollar. All exchange rates are expressed as the number of units of currency per one U.S. Dollar. As more fully described below, the return on your note is subject to a cap and you could lose up to 10.00% of your investment in the notes if the basket level decreases.

     To determine your payment at maturity, we will first subtract the final basket level of each basket (which we will determine on the valuation date) from its respective initial basket level (which will be 100 for each basket) and divide this result by the initial basket level for each basket. This percentage will be referred to as, respectively, the AUD, SEK and USD Basket Return and JPY and CHF Basket Return. If the AUD, SEK and USD Basket Return is less than or equal to the JPY and CHF Basket Return, implying that the AUD, SEK and USD have weakened as against the JPY and CHF, then we will calculate the ”underperformance” by subtracting the AUD, SEK and USD Basket Return from the JPY and CHF Basket Return. If the AUD, SEK and USD Basket Return is greater than or equal to the JPY and CHF Basket Return, implying that the AUD, SEK and USD have strengthened as against the JPY and CHF, then we will calculate the ”outperformance” by subtracting the JPY and CHF Basket Return from the AUD, SEK and USD Basket Return.

     The notes provide a return at maturity of 1.00% for every 1.00% that the AUD, SEK and USD Basket outperforms the JPY and CHF Basket, up to a maximum return to be set on the trade date and expected to be between 13.00% and 15.00%. If the AUD, SEK and USD Basket underperforms the JPY and CHF Basket, for every 1.00% of underperformance you will lose 1.00% of your investment, up to a maximum loss of 10.00% of the $1,000 face amount. If the AUD, SEK and USD Basket underperforms the JPY and CHF Basket by more than 10%, you will receive 90.00% of the $1,000 face amount.

     You may lose up to ten percent of the face amount of the notes if the AUD, SEK and USD weaken as against the JPY and CHF. Furthermore, a strengthening of one underlying currency in the AUD, SEK and USD Basket as against the JPY and CHF Basket may be offset by the weakening of another, resulting in up to a ten percent loss of your investment in the notes. The return on your notes, if any, will reflect only the percentage change in the level of the baskets as measured on the valuation date, and will not be adjusted for any change in the level of the baskets on any other day. In addition, the notes will not pay interest and no other payments will be made on the notes prior to the stated maturity date.

(continued on following page)

Goldman, Sachs & Co.

Preliminary Pricing Supplement dated October 23, 2009

     Assuming no changes in market conditions or our creditworthiness and any other relevant factors, the value of your notes on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co. and taking into account our credit spreads) will, and the price you may receive for your notes may, be significantly less than the original issue price. The value or quoted price of your notes at any time, however, will reflect many factors and cannot be predicted. If Goldman, Sachs & Co. makes a market in the notes, the price quoted by Goldman, Sachs & Co. would reflect any changes in market conditions and other relevant factors, and the quoted price (and the value of your notes that Goldman, Sachs & Co. will use for account statements or otherwise) could be higher or lower than the original issue price, and may be higher or lower than the value of your notes as determined by reference to pricing models used by Goldman, Sachs & Co. You should read the explanation of risks in "Risk Factors" in this pricing supplement and the discussion of risks in "Risk Factors" in the accompanying prospectus supplement so that you may better understand those risks.

     Because we have provided only a brief summary of the terms of your notes above, you should read the detailed description of the terms of the offered notes found in “Terms of the Notes” on page P-2 in this pricing supplement and the general terms of the indexed notes found in “Description of Debt Securities” on page S-9 of the prospectus supplement dated February 5, 2007.

	Issue Price to Public	Discounts and Commissions	Proceeds to Us (Before Expenses)
Per note:	$1,000.00	$	$
Total:	$	$	$

     The issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially. We may decide to sell additional notes after the date of this pricing supplement but prior to the settlement date, at an issue price, underwriting discount and net proceeds that differ from the amounts set forth above.

     Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement. Any representation to the contrary is a criminal offense.

     The notes will not be obligations of, or guaranteed by, the Kingdom of Norway or any internal division or agency thereof, and will be subject, entirely and exclusively, to the credit risk of Eksportfinans ASA itself. The notes are also not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank. In addition, the notes are not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program.

     Goldman, Sachs & Co. may offer the notes on transactions in the over-the-counter market or through negotiated transactions at market prices or at negotiated prices. Goldman, Sachs & Co. expects to deliver the notes in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York, on               , 2009.

TERMS OF THE NOTES

Issuer:	Eksportfinans ASA
Specified Currency:	U.S. Dollars
Aggregate Face Amount:	$
Face Amount of each note:	$1,000.00
Agent:	Goldman, Sachs & Co. The agent may make sales through its affiliates or selling agents.
Agent acting in the capacity as:	Principal
Trade Date:
Original Issue Date:	A specified date that is expected to be the tenth Settlement Business Day after the Trade Date, to be determined on the Trade Date.
Maturity Date:

A specified date that is expected to be between 14 and 16 months after the Original Issue Date, to be determined on the Trade Date, or in the event such day is not a Settlement Business Day, the Maturity Date will be the first following day that is a Settlement Business Day.

Indexed note:

Yes. The notes are linked to the comparative performance of an equally weighted basket of three currency exchange rates (the AUD, SEK and USD Basket) as against an equally weighted basket of two currency exchange rates (the JPY and CHF Basket and, together with the AUD, SEK and USD Basket, the Underlying Baskets). All exchange rates are expressed as the number of unit of foreign currency per one U.S. Dollar.

The AUD, SEK and USD Basket consists of the exchange rates for the following three currencies relative to the U.S. Dollar: the Australian Dollar (AUD), the Swedish Krona (SEK) and the U.S. Dollar (USD), each weighted at 1/3 of the AUD, SEK and USD Basket (each, an AUD, SEK and USD Basket Currency):

AUD, SEK and USD Basket Currency	Reuters Page	Initial Basket Currency Exchange Rate	Basket Weighting
Australian Dollar (AUD)	WMRSPOT12	1/•*	33 1/3%
Swedish Krona (SEK)	WMRSPOT07	•	33 1/3%
U.S. Dollar (USD)	n.a.	1**	33 1/3%

*The Australian Dollar convention is generally quoted as U.S. Dollars per Australian Dollar. For calculation consistency purposes, the Initial Basket Currency Exchange Rate for the Australian Dollar has been converted to the Australian Dollar/U.S. Dollar. The calculation is 1 divided by the observed level of the relevant basket currency exchange rate on the relevant date.
**The U.S. Dollar to U.S. Dollar exchange rate will always equal 1.

The JPY and CHF Basket consists of the exchange rates of the following two currencies relative to the U.S. Dollar: the Japanese Yen (JPY) and the Swiss Franc (CHF), each weighted at 1/2 of the JPY and CHF Basket (each, a JPY and CHF Basket Currency and, together with the AUD, SEK and USD Basket Currencies, the Basket Currencies).

JPY and CHF Basket Currency	Reuters Page	Initial Basket Currency Exchange Rate	Basket Weighting
Japanese Yen (JPY)	WMRSPOT12	•	50%
Swiss Franc (CHF)	WMRSPOT07	•	50%
See “The Underlying Baskets” below for further information regarding the Underlying Baskets.

Redemption Amount:

As of the Valuation Date, the calculation agent will determine the Redemption Amount you will be entitled to receive on the Maturity Date in respect of each $1,000.00 Face Amount of notes in accordance with the following formulas:

  If the AUD, SEK and USD Basket Return is greater than or equal to the JPY and CHF Basket Return, the amount payable will equal the sum of (1) the Face Amount plus (2) the Face Amount multiplied by the lesser of:

  (a) the Maximum Return, or
  (b) the Outperformance

  If the AUD, SEK and USD Basket Return is less than the JPY and CHF Basket Return, the amount payable will equal the sum of (1) the Face Amount minus (2) the Face Amount multiplied by the lesser of:

  (a) the Underperformance, or
  (b) 10.00%

If the AUD, SEK and USD Basket Return is less than the JPY and CHF Basket Return, the Redemption Amount you will receive at maturity will be less than the Face Amount of your notes and may be 90.00% of the Face Amount.

AUD, SEK and USD Basket Return:	(The Initial AUD, SEK and USD Basket Level – the Final AUD, SEK and USD Basket Level) / the Initial AUD, SEK and USD Basket Level, expressed as a percentage.
JPY and CHF Basket Return:	(The Initial JPY and CHF Basket Level – the Final JPY and CHF Basket Level) / the Initial JPY and CHF Basket Level, expressed as a percentage.
Initial AUD, SEK and USD Basket Level:	100
Final AUD, SEK and USD Basket Level:

The Basket Level of the AUD, SEK and USD Basket on the Valuation Date, calculated as follows:

Initial AUD, SEK and USD Basket Level multiplied by the sum of the following:

  33 1/3% x (Final(AUD/USD) / Initial(AUD/USD));

  33 1/3% x (Final(SEK/USD) / Initial(SEK/USD));

  33 1/3% x (Final(USD/USD) / Initial(USD/USD)));

where Final(CCY/USD) is the Final Basket Currency Exchange Rate for that Basket Currency per U.S. Dollar and Initial(CCY/USD) is the Initial Basket Currency Exchange Rate for that Basket Currency per U.S. Dollar.

Initial JPY and CHF Basket Level:	100
Final JPY and CHF Basket Level:

The Basket Level of the JPY and CHF Basket on the Valuation Date, calculated as follows:

Initial JPY and CHF Basket Level multiplied by the sum of the following:

  50% x (Final(JPY/USD) / Initial(JPY/USD));

  50% x (Final(CHF/USD) / Initial(CHF/USD));

where Final(CCY/USD) is the Final Basket Currency Exchange Rate for that Basket Currency per U.S. Dollar and Initial(CCY/USD) is the Initial Basket Currency Exchange Rate for that Basket Currency per U.S. Dollar.

Initial Basket Currency Exchange Rate:

For each Basket Currency, the Basket Currency Exchange Rate for that Basket Currency on the Trade Date expressed as the number of units of that Basket Currency per U.S. Dollar, as indicated in the tables above.

Final Basket Currency Exchange Rate:	For each Basket Currency, the Basket Currency Exchange Rate for that Basket Currency on the Valuation Date expressed as the number of units of that Basket Currency per U.S. Dollar.

Basket Currency Exchange Rate:

With respect to each Basket Currency on any given date, the Basket Currency/U.S. Dollar exchange rate (expressed as the number of units of Basket Currency per one U.S. Dollar) as reported on the London mid-market rate published by WM Company and displayed on the relevant Reuters page at 4:00 p.m. London time for such Basket Currency (or any successor or replacement service or page), as determined by the Calculation Agent. The relevant Reuters page for each Basket Currency is as follows:

  For the Australian Dollar, the quotient of 1 divided by the U.S. Dollar/Australian Dollar exchange rate as reported by WM Company on page “WMRSPOT12”

  For the Swedish Krona, the Swedish Krona/U.S. Dollar exchange rate as reported by WM Company on page “WMRSPOT07”

  For the U.S. Dollar, the U.S. Dollar/U.S. Dollar exchange rate of 1

  For the Japanese Yen, the Japanese Yen/U.S. Dollar exchange rate as reported by WM Company on page “WMRSPOT12”

  For the Swiss Franc, the Swiss Franc/U.S. Dollar exchange rate as reported by WM Company on page “WMRSPOT07”

Outperformance:	If the AUD, SEK and USD Basket Return is greater than or equal to the JPY and CHF Basket Return, the AUD, SEK and USD Basket Return minus the JPY and CHF Basket Return.
Outperformance Cap:	Expected to be between 13.00% and 15.00%, to be determined on the Trade Date.
Maximum Return:	Equal to the Outperformance Cap.
Underperformance:	If the AUD, SEK and USD Basket Return is less than the JPY and CHF Basket Return, the JPY and CHF Basket Return minus the AUD, SEK and USD Basket Return.
Valuation Date:

A specified date that is expected to be the date that is the tenth Fixing Day prior to the Maturity Date, to be determined on the Trade Date, subject to adjustment (i) if such date is not a Fixing Day for a Basket Currency due to a scheduled holiday, to the preceding Fixing Day, (ii) if such date is not a Fixing Day for a Basket Currency due to an unscheduled holiday (as defined under “—Market Disruption Event”), to the next Fixing Day immediately following the originally scheduled Valuation Date and (iii) if on such date a Market Disruption Event occurs with respect to a Basket Currency, in which case the Valuation Date may be postponed up to five days if a Market Disruption Event is continuing.

Market Disruption Event:

A Market Disruption Event will occur, with respect to any Basket Currency Exchange Rate, if it becomes impossible to obtain the Final Basket Currency Exchange Rate for such Basket Currency from the source page identified herein.

If a Market Disruption Event occurs with respect to any Basket Currency on any day that would otherwise be the Valuation Date for the affected Basket Currency, as determined by the Calculation Agent, or such day is not a Fixing Day, then the Valuation Date for such affected Basket Currency will be postponed to the next Fixing Day or, if the originally scheduled Valuation Date is not a Fixing Day because of a scheduled holiday and a Market Disruption Event occurs on the preceding Fixing Day, the first following Fixing Day on which a Market Disruption Event does not occur or is not continuing with respect to the affected Basket Currency. In no event, however, will the Valuation Date be postponed by more than five Settlement Business Days.

If the Valuation Date for any affected Basket Currency is postponed to the last possible day, but a Market Disruption Event occurs or is continuing on that day or such day is not otherwise a Fixing Day, that day will nevertheless be the Valuation Date for such affected Basket Currency.

If the Calculation Agent determines that a Basket Currency Exchange Rate is not available on the last possible Valuation Date because of a continuing Market Disruption Event or a non-Fixing Day, the Calculation Agent will nevertheless determine, in its sole discretion and in a commercial reasonable manner, the Final Basket Currency Exchange Rate of any such affected Basket Currency on that day.

The Maturity Date will be determined on the Trade Date and is expected to be between 14 and 16 months after the Original Issue Date, unless that day is not a Settlement Business Day, in which case the Maturity Date will be the next following Settlement Business Day. In the event that the Valuation Date is postponed, the Maturity Date will not be postponed by a similar number of Settlement Business Days.

A Market Disruption Event with respect to a Basket Currency will not by itself constitute a Market Disruption Event with respect to the other Basket Currencies.

An Unscheduled Holiday means, with respect to any Basket Currency, a day on which the London mid-market rate, with respect to the final exchange rates, will not be published by WM Company and displayed on the relevant Reuters page at 4:00 p.m., London time (or any successor or replacement or similar services or page thereto as determined by the Calculation Agent in its sole discretion) and the market is made aware of such unscheduled holiday (by means of a public announcement or by reference to other publicly announced information) after 9:00 a.m. New York time on the date that is two Fixing Days prior to the Unscheduled Holiday.

A Scheduled Holiday means with respect to any of the exchange rates, a day on which the London mid-market rate, with respect to the final exchange rates, will not be published by WM Company and displayed on the relevant Reuters page at 4:00 p.m., London time (or any successor or replacement or similar services or page thereto as determined by the calculation agent in its sole discretion) and the market is made aware of such scheduled holiday (by means of a public announcement or by reference to other publicly announced information) at or before 9:00 a.m. New York time on the date that is two Fixing days prior to the Scheduled Holiday.

Discontinuance of the Exchange Rates:

If trading of a Basket Currency is discontinued, or the level of any of the exchange rates is not available on the last possible Valuation Date because of a Market Disruption Event or for any other reason, the Calculation Agent will determine the amount payable on the Maturity Date, by a computation methodology that the Calculation Agent determines will as closely as reasonably possible replicate the applicable exchange rate.

Calculation agent:	Goldman, Sachs & Co.
Trustee:	The Bank of New York Mellon (formerly known as The Bank of New York)
Fixed rate note:	The notes will not pay interest. There will be no payments prior to maturity.
Fixing Day:

For each Basket Currency, a day on which the London mid-market rate is published by WM Company and displayed on the relevant Reuters page at 4:00 p.m., London time (or any successor or replacement service or page).

Settlement Business Day:

For purposes of this issuance, a Settlement Business Day means any day that is not (a) a Saturday or Sunday or (b) a day on which banking institutions generally are authorized or obligated by law or executive order to close in New York.

Tax redemption:	No
Additional amounts payable:	No
Authorized denominations:	$1,000.00 and integral multiples of $1,000.00 in excess thereof
Renewable note:	No
Form of notes:	Book-entry
CUSIP No.:
ISIN:
Listing:	None
Issuer credit ratings for long-term debt:	Aa1 (negative outlook) (Moody's)/AA (outlook stable) (Standard & Poor's)/AA (F.IBCA)†
Failure to pay Redemption Amount when due:

In the event we fail to pay the Redemption Amount on the Maturity Date, any overdue payment in respect of the Redemption Amount of any note on the Maturity Date will bear interest until the date upon which all sums due in respect of such notes are received by or on behalf of the relevant holder, at the rate per annum which is the rate for deposits in U.S. Dollars for a period of six months which appears on the Reuters Screen LIBO page as of 11.00 a.m. (London time) on the first business day following such failure to pay. Such rate shall be determined by the calculation agent. If interest is required to be calculated for a period of less than one year, it will be calculated on the basis of a 360-day year consisting of the actual number of days in the period.

Acceleration:

If a holder of a note accelerates the maturity of the note upon an event of default under the Indenture referenced in the accompanying prospectus, the amount payable upon acceleration will be such as the calculation agent shall determine in good faith and in a commercially reasonable manner, on the basis of the performance of the Index over the term of the notes to the date of acceleration, to be fair and equitable to the holders.

Other:

The notes will not pay interest and are not renewable notes, asset linked notes or amortizing notes, each as described in the prospectus supplement. There is no optional redemption or extension of maturity in connection with the notes.

† A credit rating reflects the creditworthiness of the Issuer in the view of the rating agency and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating. The creditworthiness of the Issuer does not affect or enhance the likely performance of the investment other than the ability of the Issuer to meet its obligations.

     Capitalized terms used in this pricing supplement without definition have the meanings given to them in the prospectus supplement and accompanying prospectus.

     You should read this preliminary pricing supplement together with the prospectus dated February 5, 2007, as supplemented by the prospectus supplement dated February 5, 2007 relating to our medium-term notes of which these notes are a part. This preliminary pricing supplement, together with these documents, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk factors” in the accompanying prospectus supplement dated February 5, 2007, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

     You may access the prospectus dated February 5, 2007, as supplemented by the prospectus supplement dated February 5, 2007, on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

     http://www.sec.gov/Archives/edgar/data/700978/000115697307000181/u51335fv3asr.htm

     Our Central Index Key, or CIK, on the SEC Web site is 700978. As used in this preliminary pricing supplement, the “Company,” “we,” “us,” or “our” refers to Eksportfinans ASA.

RISK FACTORS

Unlike ordinary debt securities, the return on the notes depends on changes in the comparative value of a basket of currency exchange rates relative to another basket of currency exchange rates. As described in more detail below, the trading price of the notes may vary considerably before the Maturity Date due, among other things, to fluctuations in the exchange rates that make up the baskets and other events that are difficult to predict and beyond our control. Your notes are a riskier investment than ordinary debt securities. Unlike ordinary debt securities, the notes will not pay interest. Also, your notes are not equivalent to investing directly in the currencies comprising the baskets or in currencies to which your notes are linked. You should carefully consider the following risks before investing in the notes.

Assuming no changes in market conditions or our credit spreads and any other relevant factors, the value of your notes on the date of this pricing supplement (as determined by reference to pricing models used by Goldman, Sachs & Co. and taking into account our credit spreads) will, and the price you may receive for your notes may, be significantly less than the original issue price.

     The price at which Goldman, Sachs & Co. would initially buy or sell notes (if Goldman, Sachs & Co. makes a market) and the value that Goldman, Sachs & Co. will initially use for account statements and otherwise will significantly exceed the value of your notes using such pricing models.

     In addition, the value or quoted price of your notes at any time will reflect many factors and cannot be predicted. In particular, an increase of the yield spread between securities issued by the Issuer and credit risk-free instruments (credit spread) can lead to a decrease in the price of the notes in the secondary market. If Goldman, Sachs & Co. makes a market in the offered notes, the price quoted by Goldman, Sachs & Co. would reflect any changes in market conditions and other relevant factors, and the quoted price (and the value of your notes that Goldman, Sachs & Co. will use for account statements or otherwise) could be higher or lower then the original issue price, and may be higher or lower than the value of your notes as determined by reference to pricing models used by Goldman, Sachs & Co.

     If at any time a third party dealer quotes a price to purchase your notes or otherwise values your notes, that price may be significantly different (higher or lower) than any price quoted by Goldman, Sachs & Co. You should read "The market price of your notes may be influenced by many unpredictable factors" below.

     Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.

     There is no assurance that Goldman, Sachs & Co, or any other party will be willing to purchase your notes; and, in this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes. See "Secondary trading in the notes may be limited" below.

We will not repay you a fixed amount of principal on the notes at maturity and we are not liable for any loss of principal that you may incur due to fluctuations in the exchange rates between the Basket Currencies and the U.S. Dollar.

     The Redemption Amount will depend on the changes in exchange rates over the period from the Trade Date to the Valuation Date and you may receive less than the entire principal amount of your notes. You may also lose a significant part of your investment if you sell the notes in the secondary market before their maturity.

     Even if the amount payable on your notes at maturity is greater than the price you paid for the notes, it may not compensate you for a loss in value due to inflation and other factors relating to the value of money over time. Thus, even in those circumstances, the overall return you earn on your notes may be less than you would have earned by investing in a debt security that bears interest at a prevailing market rate.

     Also, the market price for each of your notes prior to the Maturity Date may be significantly lower than the purchase price you pay for each of your notes. Consequently, if you sell your notes before the Maturity Date, you may receive far less than the amount of your investment in the notes.

Any decline in our credit ratings may affect the market value of your notes.

     An investment in the notes is subject to the credit risk of the Issuer. Our credit ratings are an assessment of our ability to pay our obligations, including those on the offered notes. Consequently, actual or anticipated declines in our credit ratings may affect the market value of your notes.

     On September 4, 2009, Standard & Poor's Ratings Services lowered our long-term Counterparty Credit Rating to "AA" from "AA+". The ratings were removed from CreditWatch and the outlook is stable.

The notes are a speculative investment.

     The notes are speculative in nature and involve a high degree of risk. The notes are financial instruments that are suitable only for sophisticated investors who are able to bear the loss of all of their principal investment. Accordingly, you should consult your own financial and legal advisors as to the risks entailed by an investment in the notes and the suitability of such notes in light of your particular circumstances.

Your investment may result in a loss of some of your principal.

     We will not repay you a fixed amount of principal on the notes at maturity. The cash payment on the notes will depend on the comparative value of the AUD, SEK and USD Basket of currency exchange rates versus the JPY and CHF Basket of currency exchange rates. Because the exchange rates comprising the baskets are subject to market fluctuations, the amount of cash you receive at maturity may be more or less than the principal amount of the notes. If the AUD, SEK and USD Basket Return is less than the JPY and CHF Basket Return, the Redemption Amount will be less than the principal amount by the Underperformance amount multiplied by $1,000.00, subject to the minimum payment at maturity of $900.00. Accordingly, if the AUD, SEK and USD Basket Return decreases in this manner, you will lose some of your principal.

     Also, the market price for each of your notes prior to the Maturity Date may be significantly lower than the purchase price you pay for each of your notes. Consequently, if you sell your notes before the Maturity Date, you may receive far less than the amount of your investment in the notes.

Linking the return on the notes to a Basket of Currencies instead of a single currency may lower the return on your investment.

     Because the Redemption Amount will be based on the performance of each of the Basket Currencies as against the U.S. Dollar, a significant appreciation of one or more Basket Currencies relative to the U.S. Dollar from the Trade Date to the Valuation Date may be substantially or entirely offset by the depreciation of one or more other foreign basket currencies relative to the U.S. Dollar during the same time period.

There is limited potential for any increase in the AUD, SEK and USD Basket Level.

     There is limited potential for any increase in the AUD, SEK and USD Basket Level because the USD/USD exchange rate comprises 33 1/3% of the Basket and will not be affected by any increase or decrease in the value of the U.S. Dollar between the Trade Date and the Valuation Date. Other exchange rates comprise 66 2/3% of the Basket. Any increase or decrease in value of the other exchange rates will therefore be offset by the performance of the U.S. Dollar and the USD/USD exchange rate component of the Basket.

The values of Basket Currencies are affected by many complex factors.

     The value of any currency, including the Basket Currencies and the U.S Dollar, may be affected by complex political and economic factors. The exchange rate of a currency in terms of another currency is at any moment a result of the supply and demand for the two currencies, and changes in the exchange rate result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the originating country for each relevant currency as well as economic and political developments in other countries. Of particular importance are the relative rates of inflation, interest rate levels, the balance of payments and the extent of governmental surpluses or deficits in those countries, all of which are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of those countries and other countries important to international trade and finance.

     Foreign exchange rates can either be fixed by sovereign governments or floating. Exchange rates of many currencies in recent years have generally been permitted to fluctuate in value relative to the U.S. Dollar. Governments, including those issuing the Basket Currencies, use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. They may also issue a new currency to replace an existing currency or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the notes is that their liquidity, market value and amounts payable could be affected by the actions of sovereign governments which could change or interfere with theretofore freely determined currency valuation, fluctuations in response to other market forces and the movement of currencies across borders. There will be no adjustment or change in the terms of the notes in the event that exchange rates should become fixed, or in the event of any devaluation or revaluation or imposition of exchange or other regulatory controls or taxes, or in the event of the issuance of a replacement currency or in the event of other developments affecting any of the Basket Currencies or the U.S. Dollar specifically or any other currency.

     The price of the notes and payment on the Maturity Date could also be adversely affected by delays in, or refusals to grant, any required governmental approval for conversions of a local currency and remittances abroad with respect to the Basket Currencies or other de facto restrictions on the repatriation of U.S. Dollars.

Suspensions or disruptions of market trading in one or more Basket Currencies may adversely affect the value of your notes.

     The foreign currency exchange markets are subject to temporary distortions or other disruptions due to various factors, including government regulation and intervention, the lack of liquidity in the markets and the participation of speculations. These circumstances could adversely affect the foreign currency exchange rates and, therefore, the value of your notes.

Owning the notes is not the same as owning the Basket Currencies.

     The return on your note will not necessarily reflect the return you would realize if you actually purchased any or all of the Basket Currencies and converted them in equal amounts into U.S. Dollars on the Valuation Date. The Basket’s constituent exchange rates are calculated by reference to each Basket Currency relative to the U.S. Dollar without taking into consideration the value of each Basket Currency relative to other currencies or in other markets.

Even though currencies trade around-the-clock, your notes will not.

     The interbank market in foreign currencies is a global, around-the-clock market. Therefore, the hours of trading for the notes will not conform to the hours during which the Basket Currencies and the U.S. Dollar are traded. Significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the price of the notes. The possibility of these movements should be taken into account in relating the value of the notes to those in the underlying foreign exchange markets.

     There is no systematic reporting of last-sale information for foreign currencies. Reasonably current bid and offer information is available in certain brokers’ offices, in bank foreign currency trading offices and to others who wish to subscribe for this information, but this information will not necessarily be reflected in the Final Exchange Rates used to calculate the amount paid to you in U.S. Dollars at the Maturity Date. There is no regulatory requirement that those quotations be firm or revised on a timely basis. The absence of last-sale information and the limited availability of quotations to individual investors may make it difficult for many investors to obtain timely, accurate data about the state of the underlying foreign exchange markets.

The potential for the value of your notes to increase will be limited.

     Your ability to participate in any change in the level of the basket over the term of your notes will be limited by the Maximum Return (which will be set on the Trade Date and is expected to be between 13.00% and 15.00%). Therefore, the maximum redemption amount of your notes for each $1,000.00 Face Amount will be between $1,130.00 and $1,150.00. The Maximum Return will limit the amount in cash you may receive for your notes at maturity, no matter how much the AUD, SEK and USD Basket may strengthen as against the JPY and CHF Basket over the life of your notes. Accordingly, the amount payable for your notes may be significantly less than it would have been had you invested directly in the underlying Basket Currencies.

The notes will not bear interest.

     You will not receive any interest payments on your notes. Even if the amount payable on your notes on the Maturity Date exceeds the Face Amount of the notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate. Moreover under applicable United States tax law as described under “Taxation in the United States” below, you will likely have to pay tax on deemed interest amounts even though your notes do not bear periodic interest.

The market price of your notes may be influenced by many factors that are unpredictable and interrelated.

     When we refer to the market value of your notes, we mean the value that you could receive for your notes if you chose to sell them in the open market before the Maturity Date. The market value of your notes will be affected by many factors that are beyond our control and are unpredictable.

     Moreover, these factors interrelate in complex ways, and the effect of one factor on the market value of your notes may offset or enhance the effect of another factor. For example, an increase in U.S. interest rates, which could have a negative effect on the market value of your notes, may offset any positive effect that an increase in the levels of one or more of the Basket Currencies attributable to favorable political or economic developments in Europe or Asia could have. The following paragraphs describe the expected impact on the market value of your notes given a change in a specific factor, assuming all other conditions remain constant.

Changes in interest rates are likely to affect the market value of your notes.

     Although the notes will pay no interest, we expect that the market value of your notes, like that of a traditional debt security, will be affected by changes in interest rates, although these changes may affect your notes and a traditional debt security to different degrees. In general, if U.S. interest rates increase, we expect that the market value of your notes will decrease and, conversely, if U.S. interest rates decrease, we expect that the market value of your notes will increase. If interest rates increase or decrease in the markets of the Basket Currencies, the market value of your notes may be adversely affected. Interest rates may also affect the economies of the countries issuing the Basket Currencies or the United States, and, in turn, the exchange rates and therefore the market value of your notes.

Changes in the volatility of the Baskets are likely to affect the market value of your notes.

     The volatility of the Baskets refers to the size and frequency of the changes in price in the Basket Currencies and/or market fluctuation. In general, if the volatility of the currencies comprising the Baskets increases, we expect that the market value of your notes will increase and, conversely, if the volatility of the currencies comprising the Baskets decreases, we expect that the market value of your notes will decrease.

Changes in the foreign exchange rates are likely to affect the market value of your notes.

     The foreign currency to U.S. Dollar rate refers to a foreign exchange spot rate that measures the relative values of two currencies, that foreign currency and the U.S. Dollar. This rate reflects the amount of the foreign currency that can be purchased for one U.S. Dollar. Because your notes are payable in U.S Dollars, the level of the foreign currency to U.S. Dollar exchange rate will affect the market value of your notes. In general, if the U.S. Dollar appreciates, we expect that the market value of your notes will decrease and, conversely, if the U.S. Dollar depreciates, we expect that the market value of your notes will increase.

The time remaining to maturity is likely to affect the market value of your notes.

     Prior to the Maturity Date, the market value of your notes may be higher than one would expect if that value were based solely on the value of the Baskets and of the level of interest rates. This difference would reflect a “time premium” due to expectations concerning the value of the Baskets and interest rates during the time remaining to the Maturity Date. However, as the time remaining to the Maturity Date decreases, we expect that this time premium will decrease, lowering the market value of your notes.

     In general, assuming all relevant factors are held constant, we expect that the effect on the market value of your notes of a given change in some of the factors listed above will be less if it occurs later in the term of the notes than if it occurs earlier in the term of the notes. We expect, however, that the effect on the market value of your notes of a given change in the value of the Baskets will be greater if it occurs later in the term of the notes than if it occurs earlier in the term of the notes.

If the values of the Basket Currencies change, the market value of your notes may not change in the same manner.

     Your notes may trade quite differently from the performance of the Basket Currencies. Changes in the values of those currencies may not result in a comparable change in the market value of your notes. In part, this is because of the weightings assigned to the Basket Currencies and the impact from foreign currency exchange rates. We discuss some of the reasons for this disparity under "The market price of your notes may be influenced by many factors that are unpredictable and interrelated'' above.

As Calculation Agent, Goldman, Sachs & Co. will have the authority to make determinations that could affect the market value of your notes and the amount you receive at maturity.

     As Calculation Agent for your notes, Goldman, Sachs & Co. will have discretion in making various determinations that affect your notes, including, without limitation, determining Initial Exchange Rates on the Trade Date and the Final Exchange Rates on the Valuation Date, which will be used to calculate the Redemption Amount. The exercise of this discretion by Goldman, Sachs & Co. could adversely affect the value of your notes and may present Goldman, Sachs & Co. with conflicts of interest of the kind described under “—There may be conflicts of interest between you and Goldman, Sachs & Co.”, including with respect to certain determinations and judgments that the Calculation Agent must make, including whether a Market Disruption Event has occurred, the Final Exchange Rate for any affected Basket Currencies in the event of a Market Disruption Event that is continuing on the originally scheduled Maturity Date, the amount payable on any acceleration and the calculation of the AUD, SEK and USD Basket Return and JPY and CHF Basket Return. The Calculation Agent is obligated to carry out its duties and functions as Calculation Agent in good faith and using its reasonable judgment.

The Calculation Agent can postpone the Valuation Date if a Market Disruption Event occurs.

     If the Calculation Agent has determined that, on the Valuation Date, a Market Disruption Event has occurred or is continuing or such date is not a Fixing Day with respect to any exchange rate, the Valuation Date for that exchange rate may be postponed up to five Settlement Business Days. In no event, however, will the Valuation Date be postponed by more than five Settlement Business Days.

     If the Valuation Date for any exchange rate is postponed to the last possible day, but a Market Disruption Event occurs or is continuing on that day or such day is not otherwise a Settlement Business Day, that day will nevertheless be the Valuation Date for such exchange rate.

     The Maturity Date will be determined on the Trade Date and is expected to be between 13 and 15 months after the Original Issue Date, unless that day is not a Settlement Business Day, in which case the Maturity Date will be the next following Settlement Business Day. In the event that the Valuation Date is postponed, the Maturity Date will not be postponed by a similar number of Settlement Business Days.

     As a result of the foregoing, the Maturity Date for your notes may also be postponed, as described under "Market Disruption Event" and "Discontinuance of an Exchange Rate". In such case, you may not receive the payment amount that we are obligated to deliver on the Maturity Date until after the originally scheduled Maturity Date. Moreover, if the Final Exchange Rate of any of the Basket Currencies is not available on the last possible Valuation Date because of a continuing Market Disruption Event, a non-Fixing Day or for any other reason, the Calculation Agent will nevertheless determine the Final Basket Levels and the Basket Returns based on its assessment made in its sole discretion and in a commercially reasonable manner of the Final Exchange Rates of any affected Basket Currencies at that time. See "Market Disruption Event" and "Discontinuance of an Exchange Rate" for more information.

We may sell an additional Aggregate Face Amount of the notes at a different issue price.

     At our sole option, we may decide to sell an additional Aggregate Face Amount of the notes subsequent to the Trade Date but prior to the Original Issue Date. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the issue price you paid as provided on the cover of this pricing supplement.

There may be conflicts of interest between you and Goldman, Sachs & Co.

     Goldman, Sachs & Co. and its affiliates expect to engage in trading activities related to financial instruments whose value is affected by, based on or related to the Basket Currencies for their proprietary accounts or for other accounts under their management. These activities could have an effect on the spot exchange rates for U.S. Dollars in exchange for the Basket Currencies. The spot exchange rates will be used to determine the Final Exchange Rates and, in turn, the Redemption Amount. In addition, an affiliate of Goldman, Sachs & Co. is also the writer of the hedge of our obligation under the notes and will be obligated to pay us at maturity of the notes an amount equal to the excess, if any, of the Redemption Amount over the principal amount of the notes. As a result, Goldman, Sachs & Co., in its capacity as Calculation Agent, may have a conflict of interest to the extent that its or its affiliates’ trading activities or the determinations it makes in respect of the notes affect the payments due to or from the affiliate of Goldman, Sachs & Co. under the related swap transaction or the value of the investments held by the Calculation Agent’s or its affiliates’ proprietary or managed accounts. For example, the issuance of other securities indexed to the U.S. Dollar exchange rates for one or more Basket Currencies or related indices, i.e., the introduction of competing products into the marketplace, could adversely affect the value of the notes. To the extent that Goldman, Sachs & Co. or its affiliates serve as issuer, agent or underwriter of such securities or other instruments, their interests with respect to such products may be adverse to those of the holders of the notes. Goldman, Sachs & Co. and its affiliates will also have interests for their proprietary accounts or for accounts under their management in foreign exchange trading, including trading in the Basket Currencies. Such trading could influence the Final Exchange Rates and, therefore, the Redemption Amount and could adversely affect the holders of the notes.

Secondary trading in the notes may be limited.

     The notes are a new issue of securities with no established trading market. Your notes will not be listed on any securities exchange or be included in any interdealer market quotation system and there may be little or no secondary market for your notes. In this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes. Even if a secondary market for your notes develops, it may not provide significant liquidity, and we expect that transaction costs in any secondary market would be high. As a result, the differences between bid and asked prices for your notes in any secondary market could be substantial. If at any time a third party dealer quotes a price to purchase your notes or otherwise values your notes, that price may be different (higher or lower) than any price quoted by Goldman, Sachs & Co. You should read "The market price of your notes may be influenced by many factors that are unpredictable and interrelated " above.

The U.S. Federal income tax treatment on the notes is uncertain and the terms of the notes require you to follow the treatment that we will adopt.

     The notes will be treated as debt instruments subject to special rules governing contingent payment debt obligations for United States Federal income tax purposes. If you are a U.S. Holder (as defined in the prospectus), you generally will be required to pay taxes on ordinary income from the notes over their term based on the comparable yield for the notes. This comparable yield is determined solely to calculate the amount on which you will be taxed prior to maturity and is neither a prediction nor a guarantee of what the actual yield will be. In addition, any gain you may recognize on the sale or maturity of the notes will be taxed as ordinary interest income. If you are a secondary purchaser of the notes, the tax consequences to you may be different. For more information, please review the U.S. Federal income tax discussion in the pricing supplement below and in the accompanying prospectus supplement and prospectus under “Taxation in the United States”.

ADDITIONAL INFORMATION

Calculation agent

     We have initially appointed Goldman, Sachs & Co. as calculation agent for the purpose of determining the Initial Exchange Rates, the Final Exchange Rates, the Basket Returns and for all calculations and determinations regarding Market Disruption Events, the Redemption Amount and the interest rate applicable to any overdue payment of the Redemption Amount. Unless there is manifest error, these determinations by the calculation agent shall be final and binding on us and the holders of the notes.

     Upon request, the calculation agent will provide a written statement to an investor showing how the Redemption Amount per U.S. $1,000.00 of the Face Amount of the notes was calculated. Requests to the calculation agent should be addressed to:

Goldman, Sachs & Co.
85 Broad Street
New York, New York 10004
Attn: Structured Equities Solutions
Telephone No. +1 212 902 1000
Facsimile No. +1 212 902 3000

Hypothetical examples

     The closing levels of the underlying baskets have fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the closing level of the underlying baskets during any period shown below is not an indication that the underlying baskets are more or less likely to increase or decrease at any time during the life of your notes. You should not take the historical levels of the underlying baskets as an indication of the future performance of the underlying baskets. We cannot give you any assurance that the future performance of the underlying baskets will result in your receiving an amount greater than the outstanding face amount of your notes on the stated maturity date. Neither we nor any of our affiliates make any representation to you as to the performance of the underlying baskets. Moreover, in light of current market conditions, the trends reflected in the historical performance of the underlying baskets may be less likely to be indicative of the performance of your notes over the life of your notes than would otherwise have been the case. The actual performance of the underlying baskets over the life of the offered notes, as well as the amount payable at maturity, may bear little relation to the historical levels shown below.

     We have assumed for the following hypothetical return that the notes are purchased on the original issue date and held until the stated maturity date. If you sell your notes before the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the examples below. Some of these factors are explained in more detail in the pricing supplement for the notes which will be made available to prospective investors in the event that an offering of the notes is to be made.

     The following table is based on basket levels that are entirely hypothetical and do not take into account any taxes you may owe as a result of owning your notes; no one can predict what the final basket levels will be on the valuation date. The final basket levels can increase or decrease due to changes in the exchange rate of any of the underlying basket currencies relative to the U.S. Dollar.

     For these reasons, the actual performance of the baskets over the term of the offered notes, as well as the amount payable at maturity, may bear little relation to the hypothetical examples shown below or to the historical levels of the baskets.

     The table below assumes that there is no change in or affecting the composition of the Baskets or the method by which the Calculation Agent calculates the basket levels and that no market or currency disruption event occurs with respect to the underlying Basket Currencies on the Valuation Date. The hypothetical return examples in the table below assume an Outperformance Cap and Maximum Return of 13.00%.

Hypothetical AUD, SEK and USD Basket Return	Hypothetical JPY and CHF Basket Return	Hypothetical Outperformance	Hypothetical Underperformance	Hypothetical Payment Amount at Maturity as % of Face Amount

If the AUD, SEK and USD Basket and the JPY and CHF Basket remain unchanged, the payment amount will be the Face Amount.

0.00%	0.00%	0.00%	NA	100.0%

If the AUD, SEK and USD Basket has a positive return and the JPY and CHF Basket has a negative return, the payment amount will be greater than the face amount. However, the payment amount will be subject to the Maximum Return.

35.00%	-20.00%	55.00%	NA	113.00%

15.00%	-10.00%	25.00%	NA	113.00%

0.00%	-5.00%	5.00%	NA	105.00%

If both the AUD, SEK and USD Basket and the JPY and CHF Basket have a positive return, the payment amount then depends on the corresponding Outperformance (subject to the Maximum Return) or Underperformance.

65.00%	30.00%	35.00%	NA	113.00%

25.00%	18.00%	7.00%	NA	107.00%

10.00%	15.00%	NA	5.00%	95.00%

5.00%	25.00%	NA	20.00%	90.00%

If both the AUD, SEK and USD Basket and JPY and CHF Basket have a negative return, the payment amount then depends on the corresponding Outperformance (subject to the Maximum Return) or Underperformance.

-5.00%	-25.00%	20.00%	NA	113.00%

-10.00%	-20.00%	10.00%	NA	110.00%

-15.00%	-10.00%	NA	5.00%	95.00%

-20.00%	-5.00%	NA	15.00%	90.00%

Hypothetical AUD, SEK and USD Basket Return	Hypothetical JPY and CHF Basket Return	Hypothetical Outperformance	Hypothetical Underperformance	Hypothetical Payment Amount at Maturity as % of Face Amount

If the AUD, SEK and USD Basket has a negative return and the JPY and CHF Basket has a positive return, the payment amount will be less than the Face Amount.

-5.00%	5.00%	NA	10.00%	90.00%

-7.00%	30.00%	NA	37.00%	90.00%

-50.00%	60.00%	NA	110.00%	90.00%

Same-day funds settlement and payment

     The initial settlement for the notes and all payments of principal will be made in immediately available funds.

     Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearing-house or next-day funds. In contrast, transfers of the notes will be made in the Same-Day Funds Settlement System of The Depository Trust Company (the Depository) until maturity, and secondary market trading activity in the notes will therefore be required by the Depository to settle in immediately available funds. We cannot assure you as to the effect, if any, of settlement in immediately available funds on trading activity in the notes.

THE UNDERLYING BASKETS

The AUD, SEK and USD Basket

     The AUD, SEK and USD Basket is designed to allow investors to participate indirectly in exchange rate movements of the Basket Currencies included in the AUD, SEK and USD Basket, as reflected by changes in the U.S. Dollar value of the Basket, over the term of the notes. The Basket Currencies that compose the Basket are the Australian Dollar, the Swedish Krona and the U.S. Dollar, each initially weighted at 33.33%.

     As exchange rates move, the U.S. Dollar value of each Basket Currency will vary based on the appreciation or depreciation of that Basket Currency. Any appreciation in the Basket Currencies relative to the U.S. Dollar will result in a decrease in the value of the AUD, SEK and USD Basket. Conversely, any depreciation in the Basket Currencies relative to the U.S. Dollar will result in an increase in the value of the AUD, SEK and USD Basket.

Historical Exchange Rates

     The following tables show, for the periods indicated, high, low and period-end spot exchange rates (expressed as the amount of the applicable Basket Currency units per U.S. Dollar) between the Basket Currencies and the U.S. Dollar for customary settlement in the spot foreign exchange market based on information obtained from WM Company, without independent verification. This historical data on the Basket Currencies is not necessarily indicative of their future performance or what the value of the notes may be. Any historical upward or downward trend in the value of the Basket Currencies during any period set forth below is not an indication that the Basket is more or less likely to increase or decrease in value at any time during the term of the notes. The exchange for the U.S. Dollar to U.S. Dollar will always be 1.

Australian Dollar

	High	Low	Close
2006
Quarter ended March 31	1.42136	1.32196	1.40243
Quarter ended June 30	1.39324	1.28783	1.34599
Quarter ended September 29	1.35035	1.29727	1.34003
Quarter ended December 29	1.34653	1.26271	1.26871
2007
Quarter ended March 30	1.29542	1.23396	1.23785
Quarter ended June 29	1.22873	1.17862	1.17869
Quarter ended September 28	1.27567	1.13001	1.13001
Quarter ended December 31	1.16598	1.06752	1.13889
2008
Quarter ended March 31	1.15976	1.05547	1.09547
Quarter ended June 30	1.10656	1.03772	1.04205
Quarter ended September 30	1.27162	1.01786	1.26775
Quarter ended December 31	1.64690	1.26510	1.43431
2009
Quarter ended March 31	1.58466	1.39723	1.43926
Quarter ended June 30	1.44072	1.21936	1.23694
Quarter ended September 30	1.28717	1.13308	1.13308
Quarter ending December 31 (through October 21, 2009)	1.15380	1.07834	1.07834

Swedish Krona

	High	Low	Close
2006
Quarter ended March 31	7.96670	7.53795	7.79370
Quarter ended June 30	7.77160	7.10620	7.20345
Quarter ended September 29	7.41575	7.11680	7.32855
Quarter ended December 29	7.42420	6.76505	6.84300
2007
Quarter ended March 30	7.10285	6.79190	7.01610
Quarter ended June 29	7.08445	6.69285	6.85720
Quarter ended September 28	7.00670	6.46905	6.46905
Quarter ended December 31	6.58860	6.25155	6.46320
2008
Quarter ended March 31	6.54085	5.92995	5.92995
Quarter ended June 30	6.10615	5.84860	6.01535
Quarter ended September 30	6.97275	5.95030	6.97275
Quarter ended December 31	8.41955	6.94950	7.90795
2009
Quarter ended March 31	9.28705	7.75510	8.26730
Quarter ended June 30	8.65705	7.44335	7.74785
Quarter ended September 30	7.94575	6.81140	6.99285
Quarter ending December 31 through (October 21, 2009)	7.04635	6.84600	6.84600

The JPY and CHF Basket

     The JPY and CHF Basket is designed to allow investors to participate indirectly in exchange rate movements of the Basket Currencies included in the JPY and CHF Basket, as reflected by changes in the U.S. Dollar value of the Basket, over the term of the notes. The Basket Currencies that compose the Basket are the Japanese Yen and the Swiss Franc, each initially weighted at 50.00%.

     As exchange rates move, the U.S. Dollar value of each Basket Currency will vary based on the appreciation or depreciation of that Basket Currency. Any appreciation in the Basket Currencies relative to the U.S. Dollar will result in a decrease in the value of the JPY and CHF Basket. Conversely, any depreciation in the Basket Currencies relative to the U.S. Dollar will result in an increase in the value of the JPY and CHF Basket.

Historical Exchange Rates

     The following tables show, for the periods indicated, high, low and period-end spot exchange rates (expressed as the amount of the applicable Basket Currency units per U.S. Dollar) between the Basket Currencies and the U.S. Dollar for customary settlement in the spot foreign exchange market based on information obtained from Bloomberg Finance® Service, without independent verification. This historical data on the Basket Currencies is not necessarily indicative of their future performance or what the value of the notes may be. Any historical upward or downward trend in the value of the Basket Currencies during any period set forth below is not an indication that the Basket is more or less likely to increase or decrease in value at any time during the term of the notes.

Japanese Yen

	High	Low	Last
2006
Quarter ended March 31	119.15500	114.12500	117.99000
Quarter ended June 30	118.60500	109.79500	114.31500
Quarter ended September 29	118.06500	113.99500	118.06500
Quarter ended December 29	119.86500	114.91500	119.15500
2007
Quarter ended March 30	121.90500	115.97500	118.07500
Quarter ended June 29	124.08500	117.80500	123.49500
Quarter ended September 28	123.27500	113.29500	115.01500
Quarter ended December 31	117.58500	108.00000	111.71500
2008
Quarter ended March 31	109.75500	96.89500	99.53500
Quarter ended June 30	108.29000	100.72500	106.00500
Quarter ended September 30	110.47500	104.36500	106.16500
Quarter ended December 31	105.84000	87.94500	90.65000
2009
Quarter ended March 31	99.39500	87.63000	98.77000
Quarter ended June 30	100.80500	94.57500	96.48500
Quarter ended September 30	97.43500	89.47000	89.53500
Quarter ending December 31 (through October 21, 2009)	91.12500	88.40000	91.12500

Swiss Franc

	High	Low	Close
2006
Quarter ended March 31	1.32050	1.25980	1.30685
Quarter ended June 30	1.30580	1.20285	1.22500
Quarter ended September 29	1.25845	1.22150	1.25395
Quarter ended December 29	1.27545	1.19205	1.22070
2007
Quarter ended March 30	1.25455	1.20800	1.22080
Quarter ended June 29	1.24525	1.20200	1.22560
Quarter ended September 28	1.21845	1.16820	1.16820
Quarter ended December 31	1.18450	1.10110	1.13215
2008
Quarter ended March 31	1.11795	0.98595	0.98905
Quarter ended June 30	1.05825	0.99645	1.01860
Quarter ended September 30	1.14055	1.00480	1.12125
Quarter ended December 31	1.22465	1.04115	1.06435
2009
Quarter ended March 31	1.18910	1.07100	1.13705
Quarter ended June 30	1.17090	1.06130	1.08755
Quarter ended September 30	1.09040	1.02400	1.03765
Quarter ending December 31 (through October 21, 2009)	1.04095	1.00645	1.00645

     The following charts are based on the Basket Return for the period from October 21, 2004 through October 21, 2009 of baskets which are equally weighted on October 21, 2004 and do not take into account any taxes you may owe as a result of owning your notes. No one can predict what the Final Basket Levels of each of the Basket Currencies will be on the Valuation Date. The Basket Returns can appreciate or depreciate due to changes in the exchange rates of any of the underlying Basket Currencies relative to the USD.

AUD, SEK and USD Basket Performance versus JPY and CHF Basket Performance

Net Performance of AUD, SEK and USD Basket versus JPY and CHF Basket

TAXATION IN THE UNITED STATES

     The following discussion supplements and should be read together with the discussion in the prospectus supplement and the prospectus under “Taxation in the United States”. The following discussion represents the opinion of Allen & Overy LLP and does not address all U.S. Federal income tax matters that may be relevant to a particular prospective holder. Prospective holders should consult their own tax advisers as to the consequences of acquiring, holding and disposing of notes under the tax laws of the country of which they are resident for tax purposes as well of under the laws of any state, local or foreign jurisdiction.

     The characterization of the notes for U.S. Federal income tax purposes is not certain. As a result, some aspects of the U.S. Federal income tax consequences of an investment in the notes are not certain. No ruling is being requested from the Internal Revenue Service (the IRS) with respect to the notes and, accordingly, no assurance can be given that the IRS will agree with, and a court will ultimately uphold, the conclusions expressed herein. Although no definitive precedential authority directly addresses the characterization of the notes or instruments similar to the notes for U.S. Federal income tax purposes, we intend to treat the notes as contingent payment debt instruments (CPDIs) subject to the U.S. treasury regulations governing CPDIs (the CPDI Regulations) and, unless otherwise indicated, the discussion below assumes this to be the case. However, it is possible that the IRS could seek to characterize the notes in a manner that results in tax consequences (including the timing, amount and character of income) different from those described below. Prospective holders should consult their own tax advisers as to the proper characterizations and treatment of the notes for U.S. Federal income tax purposes.

Accruals of interest

     For U.S. Federal income tax purposes, the notes will be treated as debt instruments subject to the CPDI Regulations, which would cause the timing and character of income, gain or loss reported on a CPDI to differ substantially from the timing and character of income, gain or loss reported on a non-contingent payment debt instrument under general principles of current U.S. Federal income tax law. The CPDI Regulations generally require a U.S. Holder of such an instrument to apply the “noncontingent bond method” which, as generally described below, requires a U.S. Holder (as defined in the prospectus) to include future contingent and noncontingent interest payments in income as such interest accrues based upon a projected payment schedule regardless of the U.S. Holder’s method of tax accounting and whether such U.S. Holder has received any interest payments in that year.

     Under the non-contingent bond method, for each accrual period prior to and including the Maturity Date of the notes, the amount of interest that accrues, as original issue discount (OID), equals the product of (a) the “adjusted issue price” and (b) the “comparable yield” (adjusted for the length of the accrual period). This amount is rateably allocated to each day in the accrual period and included as ordinary interest income by a U.S. Holder for each day in the accrual period on which the U.S. Holder holds the notes. The “adjusted issue price” for purposes of the noncontingent bond method is equal to the issue price of the notes, increased by the interest previously accrued on such notes and decreased by the amount of any Projected Payments (as defined below) previously made on such notes. The “issue price” of the notes is the first price at which a substantial amount of the note are sold to persons other than bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents, or wholesalers. The “comparable yield” is the annual yield that we would pay, as of the issue date, on a fixed rate debt instrument with no contingent payment but with terms and conditions otherwise comparable to those of the notes. Amounts treated as interest under the foregoing contingent payment obligation rules are treated as OID for all U.S. Federal income tax purposes. Also under the non-contingent bond method of the CPDI Regulations, Eksportfinans would be required, solely for U.S. Federal income tax purposes, to provide a schedule (the Schedule) of the projected amounts of payments (the Projected Payments) on the notes. The Schedule must produce the comparable yield. Eksportfinans has determined that the comparable yield is [•]% per annum, compounded annually. Eksportfinans has also determined that the projected payment for the notes, per $[•] of principal amount, at the Maturity Date is $[•] (which includes the stated principal amount as well as the final projected payment).

     Based on this comparable yield, if you are an initial holder that holds a note until maturity and you pay your taxes on a calendar year basis, you would be required to report the following amounts as ordinary income from the note each year:

Accrual Period	Interest Deemed to Accrue During Accrual Period (per $1000 note)	Total Interest Deemed to Have Accrued from Original Issue Date (per $1000 note) as of End of Accrual Period

January 1, 2009 through December 31, 2009	$[•]	$[•]

January 1, 2010 through December 31, 2010	$[•]	$[•]

     You are required to use the comparable yield and projected payment schedule that Eksportfinans computes in determining your interest accruals in respect of your notes, unless you timely disclose and justify on your federal income tax return the use of a different comparable yield and projected payment schedule. Pursuant to applicable Treasury regulations, Eksportfinans is required to provide both the comparable yield and the projected payment schedule, along with a description of certain other terms of the notes, to the IRS.

     The comparable yield and the Schedule are used to determine accruals of interest for tax purposes only and are not assurances or predictions with respect to the actual yield of, or payment to be made in respect of, a note. The comparable yield and the Schedule do not necessarily represent our expectations of regarding such yield, and the amount and timing of such payment.

     If during any taxable year the sum of any actual payments (including the fair market value of any property received in that year) with respect to the notes for that taxable year (including, in the case of the taxable year which includes the Maturity Date of the notes, the amount of cash received at maturity) exceeds the total amount of Projected Payments for that taxable year, the difference will produce a “net positive adjustment”, which will be treated as additional interest for the taxable year. If the actual amount received in a taxable year is less than the amount of Projected Payments for that taxable year, the difference will produce a “net negative adjustment”, which will (a) reduce the U.S. Holder’s interest income for that taxable year and (b) to the extent of any excess after application of (a), give rise to an ordinary loss to the extent of the U.S. Holder’s interest income on the notes during the prior taxable years (reduced to the extent such interest was offset by prior net negative adjustments).

Sale, exchange, retirement or other disposition of notes

     Generally, upon the sale, exchange or retirement or other disposition of notes, you will recognize gain or loss equal to the difference between the amount realized and your adjusted basis (as determined below) in such notes. Any gain will be treated as ordinary interest income. Generally, any loss will be treated as ordinary loss to the extent your total OID inclusions exceed the total net negative adjustments (if any) that you took into account as an ordinary loss. The remaining loss (if any) will be a capital loss. Limitations apply to limit the ability to offset ordinary income with capital losses.

     In determining the amount realized with respect to notes held to maturity, you will be treated as receiving the projected amount of any contingent payment due at maturity for such notes. If the amount received is different from the Projected Payment, the amount realized by you at maturity will be reduced by any net negative adjustment carryforwards. With respect to any unscheduled retirement of notes, your amount realized will equal the amount paid by us with respect to the notes retired.

     Your adjusted basis in notes will equal (1) your initial basis in notes determined by the cost of such notes, (2) increased by the OID accrued on the notes based on the non-contingent bond method described above (and without regard to any positive or negative adjustments), and (3) reduced by any non-contingent payment and the projected amount (as opposed to the actual amount) of any contingent payment previously made on such notes.

     Special rules apply to the purchase of CPDIs at a discount or premium and prospective investor acquiring the notes with such discount or premium should consult with their own tax advisors regarding such discount or premium. The application of the CPDI Regulations to the notes is complex. Prospective investors should consult with their own tax adviser regarding the applicability and consequences of the CPDI Regulations with respect to the notes.

     Prospective purchasers of the securities should review the “Taxation in the United States” section in the prospectus supplement and the prospectus for a further discussion of the U.S. Federal income tax considerations and consult their tax advisers as to the consequences of acquiring, holding and disposing of the securities under the tax laws of the country of which they are resident for tax purposes as well as under the laws of any state, local or foreign jurisdiction.

SUPPLEMENTAL PLAN OF DISTRIBUTION

     The notes are being purchased by Goldman, Sachs & Co. (the agent) as principal, pursuant to a terms agreement dated as of               , 2009 between the agent and us. The initial sale of the notes in this offer entails a longer settlement period than is customary for similar debt securities. For purposes of Rule 15c6-1 of the Securities Exchange Act of 1934, as amended,                , 2009 shall be the date for payment of funds and delivery of securities for all of the securities sold pursuant to the offering. The agent has agreed to pay our out-of-pocket expenses of the issue of the notes.

     From time to time, the agent and its affiliates have engaged, and in the future may engage, in transactions with and performance of services for us for which they have been, and may be, paid customary fees. In particular, an affiliate of the agent is our swap counterparty for a hedge of our obligation under the notes.